UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                          Williams-Sonoma Incorporated
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   969904101
                                   ---------
                                 (CUSIP Number)

                              December 31, 2007(1)
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


---------------
(1) This amendment reports changes in beneficial ownership in the 2007 calendar year.



                               Page 1 of 5 Pages

CUSIP No. 969904101



1   Name of Reporting Person:    Taube Hodson Stonex Partners LLP
    I.R.S. Identification No. of above person (entities only): Not Applicable

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3   SEC Use Only

4   Citizenship or Place of Organization:  England


  NUMBER OF       5    Sole Voting Power: 5,787,310 shares
   SHARES
BENEFICIALLY      6    Shared Voting Power:  -0-
  OWNED BY
    EACH          7    Sole Dispositive Power:  5,787,310 shares
  REPORTING
   PERSON         8    Shared Dispositive Power:  -0-
    WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                5,787,310 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  5.48%*

12  Type of Reporting Person: FI


* Currently there are, based on the issuer's quarterly report on Form 10-Q for the quarterly period ending November 2, 2008, 105,664,000 shares of Common Stock outstanding.


                                Page 2 of 5 Pages

Item 1.

(a) Name of Issuer: Williams-Sonoma Incorporated

(b)  Address of Issuer's Principal Executive Offices:  3250 Van Ness Avenue
                                                    San Francisco, CA 94133-1310

Item 2.

(a) Name of Person Filing: Taube Hudson Stonex Partners LLP

(b) Address of Principal Business Office
    or, if none, Residence:    Cassini House 1st Floor
                               57-59 St. James's Street
                               London, SW1A 1LD
                               England

(c) Citizenship: England

(d) Title of Class of Securities: Common Stock, par value $0.01 per share

(e) CUSIP Number: 969904101

Item 3.

If this statement is filed pursuant to ss.240.13d-1(b) or ss.240.13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);



                               Page 3 of 5 Pages

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X] A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.   Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 5,787,310 shares

(b) Percent of class: 5.48%

(c) Number of shares as to which the person has:

         (i) sole power to vote or to direct the vote: 5,787,310 shares

         (ii) shared power to vote or to direct the vote: -0-

         (iii) sole power to dispose or to direct the disposition of: 5,787,310 shares

         (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable.

                  Page 4 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.  Notice of Dissolution of Group

                  Not Applicable.

Item 10. Certification

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Further, to the best of the undersigned's knowledge and belief, the foreign regulatory scheme applicable to the undersigned as an investment manager regulated by the Financial Services Authority in the UK is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 18, 2008                 TAUBE HODSON STONEX PARTNERS LLP



                                         By: /s/Kim Van Tonder
                                             -----------------
                                             Kim Van Tonder - Head of Compliance


                                Page 5 of 5 Pages